Exhibit 99.1

SKF Sales Show Positive Development at Start of the Year

GOTEBORG, Sweden--(BUSINESS WIRE)--March 13, 2007--The SKF Group's sales the first two months of 2007 has developed very positively.

This means that the volume growth for the first quarter of 2007 is expected to be better than what was anticipated in the outlook for the first quarter, issued in the full year report in January 2007. The outlook stated that the demand was expected to be "slightly higher". The demand is now expected to be higher. Sales have grown strongly in most of the markets of the world with the sales to the automotive customers, both in Europe and the US, being stronger than expected.

http://wpy.observer.se/wpyfs/00/00/00/00/00/09/6D/33/wkr0001.pdf

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CONTACT: SKF Group Communication
PRESS:
Lars G Malmer, +46 (0)31 337 1541
Lars.G.Malmer@skf.com
or
IR:
Marita Bjork, +46 (0)31 337 1994
mobile: +46 (0)705-181994
marita.bjork@skf.com